EXHIBIT (a)(1)(ii)

EXHIBIT (a)(1)(ii)

MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 3,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS OFFER TO PURCHASE. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THIS ENTIRE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE HAVE INCLUDED SECTION REFERENCES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

•	WHAT SECURITIES IS MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC. OFFERING TO PURCHASE? The Fund is offering to purchase up to 3,000,000 Shares of its common stock from you and other stockholders. If more than 3,000,000 Shares are surrendered (or “tendered”) by stockholders in response to this Offer, the Fund expects either to extend the Offer period and increase the number of Shares it is offering to purchase or to purchase the Shares tendered on a pro rata basis. This Offer is not conditioned upon the tender of any minimum number of Shares. See Section 1 “Price; Number of Shares.”
•	HOW DO I TENDER MY SHARES? See Section 2 “Procedure for Tendering Shares.”
•	If your Shares are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you must contact that entity and request that your shares be tendered to the Fund.
•	If you wish to tender your Shares and your Shares are registered in your name, you may send your Share certificates, a properly completed and executed Letter of Transmittal and any additional documents required by the Letter of Transmittal to the Transfer Agent. The Transfer Agent must receive these documents prior to the expiration date of the offer (currently Monday, May 14, 2001).
•	HOW MUCH IS THE FUND OFFERING TO PAY ME FOR MY SHARES? The Fund will pay you cash in an amount equal to the Fund’s net asset value per Share (“NAV”) as of the close of business of the New York Stock Exchange, less any applicable contingent deferred sales charge, on the expiration date (currently Monday, May 14, 2001). As of April 11, 2001, the Fund’s NAV, which fluctuates on a daily basis, was $9.05 per Share. See Section 1 “Price; Number of Shares” and Section 3 “Contingent Deferred Sales Charge.”
•	WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES? The Fund will assess a contingent deferred sales charge on your Shares if you have held your Shares for less than three years. The maximum charge is 3% of the value of the tendered Shares, scaled down for each year you held your Shares, reaching zero after three years. The charge is not imposed on Shares you may have acquired through reinvestment of dividends nor on the value of your Shares attributable to capital appreciation. If you are a Merrill Lynch customer, Merrill Lynch may charge you a $5.35 processing fee to confirm the Fund’s purchase of your Shares. If you tender your Shares through a broker, dealer or other nominee, that broker, dealer or other nominee may charge you a fee for processing the transaction on your behalf. See Section 2 “Procedure for Tendering Shares” and Section 3 “Contingent Deferred Sales Charge.”
•	WILL THERE BE ANY TAX CONSEQUENCES TO ME IF I TENDER MY SHARES? If your tendered Shares are accepted, it will be a taxable transaction either in the form of a “sale or exchange” or under certain circumstances as a “dividend.” You should consult your tax adviser regarding the tax consequences to you of tendering your Shares. See Section 13 “Certain Federal Income Tax Consequences.”
•	WHEN WILL THE OFFER EXPIRE? HOW WILL I KNOW IF THE OFFERING PERIOD IS EXTENDED OR IF THE OFFER IS TERMINATED? The Offer expires Monday, May 14, 2001 unless the Fund makes a public announcement either extending or terminating the Offer. If the Offer period is extended, the Fund’s public announcement will be made no later than 9:00 a.m. on the next business day after the previously scheduled expiration date. See Section 1 “Price; Number of Shares” and Section 14 “Extension of Tender Period; Termination; Amendments.”
•	MAY I WITHDRAW MY TENDERED SHARES? You may withdraw your tendered Shares at any time prior to the expiration date, which, unless extended, is currently Monday, May 14, 2001. Additionally, if the Fund has not yet accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after June 11, 2001. To withdraw your tendered Shares, you should contact your Merrill Lynch Financial Advisor or other nominee, or you should submit proper written notice to the Fund’s Transfer Agent. See Section 4 “Withdrawal Rights.”
•	DOES THE FUND HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? Assuming that the Fund purchases 3,000,000 Shares at the April 11, 2001 NAV of $9.05 per Share, the Fund’s total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $27.2 million. The Fund believes that it will not need to borrow money to finance the purchase of the tendered Shares, although the Fund has the authority to do so if necessary. See Section 9 “Source and Amount of Funds.”
•	WHY IS THE FUND MAKING AN OFFER TO PURCHASE SHARES OF ITS COMMON STOCK? No established secondary trading market currently exists for the Fund’s Shares. As a result, the Fund’s Board of Directors decided to provide liquidity for stockholders by making this Offer. The Fund’s Board of Directors currently intends to consider making similar Offers each quarter. However, the Fund cannot assure you that you will be provided with sufficient liquidity, or that the Fund will make a similar tender offer in the future. Neither the Fund nor its Board of Directors makes any recommendation as to whether or not you should tender your Shares. See Section 7 “Purpose of the Offer.”
•	WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? This Offer is not conditioned upon the tender of any minimum number of Shares. The Fund is not required to accept or pay for any Shares tendered. Under certain circumstances, the Fund may terminate or amend the Offer or postpone the acceptance of Shares for payment. See Section 6 “Certain Conditions of the Offer.”
•	IF I DECIDE NOT TO TENDER MY SHARES, HOW WILL THE OFFER AFFECT MY SHARES? If you do not tender your Shares, you may be subject to certain risks resulting from the Fund reducing its assets to pay for tendered Shares. These risks include increased volatility in the Fund’s NAV and higher expenses. These risks should be reduced to the extent that the Fund sells new Shares. See Section 8 “Certain Effects of the Offer.”
•	WHO SHOULD I CALL IF I NEED MORE INFORMATION? Questions and requests for assistance may be directed to your Merrill Lynch Financial Advisor or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

Transfer Agent:
Merrill Lynch Response Center	Financial Data Services, Inc.
P.O. Box 30200	P.O. Box 45289
New Brunswick, New Jersey 08989-0200	Jacksonville, Florida 32232-5289
Attn: Merrill Lynch Municipal Strategy Fund, Inc.	Attn: Merrill Lynch Municipal Strategy Fund, Inc.
(800) 637-7455, ext. 3975	(800) 637-3863

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MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.
800 Scudders Mill Road Plainsboro, New Jersey 08536

OFFER TO PURCHASE FOR CASH 3,000,000 OF ITS ISSUED AND OUTSTANDING SHARES AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 4:00 P.M., EASTERN TIME, ON MONDAY, May 14, 2001, UNLESS EXTENDED.

To the Holders of Shares of MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.:

The Fund is offering to purchase up to 3,000,000 of its shares of common stock, par value $.10 per share (the “Shares”), for cash at a price equal to their net asset value (“NAV”), less any applicable Contingent Deferred Sales Charge, as of the close of business of the New York Stock Exchange on Monday, May 14, 2001, the Expiration Date, unless extended, upon the terms and conditions set forth in this Offer to Purchase (the “Offer”) and the related Letter of Transmittal. The Shares are not currently traded on an established secondary market. The NAV on April 11, 2001 was $9.05 per Share. You can obtain current NAV quotations from your Merrill Lynch Financial Advisor or the Merrill Lynch, Pierce, Fenner & Smith Incorporated Response Center (the “Merrill Lynch Response Center”). See Section 1 “Price; Number of Shares.” The Fund presently intends each quarter to consider making a tender offer for its Shares at a price equal to their then current NAV.

If more than 3,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 3,000,000 Shares (or such greater number of Shares sought) on a pro rata basis.

THIS OFFER IS BEING MADE TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (1) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, or (2) if you own your Shares directly, complete and sign the Letter of Transmittal and mail or deliver it along with any Share certificate(s) and any other required documents to the Fund’s transfer agent, Financial Data Services, Inc. (the “Transfer Agent”). If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. Shares held in your Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) brokerage account are registered in the name of Merrill Lynch and are not held by you directly. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a repurchase of Shares from such customers pursuant to the Offer.

NEITHER THE FUND NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING

BEEN AUTHORIZED BY THE FUND. THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance may be directed to your Merrill Lynch Financial Advisor or other nominee, or to the Transfer Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Merrill Lynch Response Center.

April 16, 2001	MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

Transfer Agent:
Merrill Lynch Response Center	Financial Data Services, Inc.
P.O. Box 30200	P.O. Box 45289
New Brunswick, New Jersey 08989-0200	Jacksonville, Florida 32232-5289
Attn: Merrill Lynch Municipal Strategy Fund, Inc.	Attn: Merrill Lynch Municipal Strategy Fund, Inc.
(800) 637-7455, ext. 3975	(800) 637-3863

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1. Price; Number of Shares. The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to 3,000,000 of its issued and outstanding Shares which are tendered and not withdrawn prior to 4:00 p.m., Eastern time, on May 14, 2001 (such time and date being hereinafter called the “Initial Expiration Date”), unless it determines to accept none of them. The Fund reserves the right to extend the Offer. See Section 14 “Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the “Expiration Date.” The purchase price of the Shares will be their NAV as of the close of the New York Stock Exchange on the Expiration Date. A Contingent Deferred Sales Charge to recover distribution expenses will be assessed on Shares accepted for purchase which have been held for less than the applicable holding period. See Section 3 “Contingent Deferred Sales Charge.”

The Offer is being made to all stockholders of the Fund and is not conditioned upon any number of Shares being tendered. If more than 3,000,000 Shares are duly tendered prior to the expiration of the Offer, assuming no changes in the factors originally considered by the Board of Directors when it initially determined to make the Offer, the Fund will either (1) extend the Offer period, if necessary, and increase the number of Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer period, or (2) purchase 3,000,000 Shares (or greater number of Shares sought) on a pro rata basis.

As of March 31, 2001 there were approximately 8.8 million Shares issued and outstanding and there were 73 holders of record of Shares (in addition, Merrill Lynch maintains accounts for 1,778 beneficial owners of Shares). The Fund has been informed that none of the Directors, officers or affiliates of the Fund intends to tender any Shares pursuant to the Offer. The Shares currently are not traded on any established secondary market. Current NAV quotations for the Shares can be obtained from your Merrill Lynch Financial Advisor or from the Merrill Lynch Response Center at (800) 637-7455, ext. 3975.

2. Procedure for Tendering Shares. In order for you to tender any of your Shares pursuant to the Offer, you may either: (a) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, in which case a Letter of Transmittal is not required, or (b) if the Shares are registered in your name, send to the Transfer Agent, at the address set forth on page 2, any certificate(s) for such Shares, a properly completed and executed Letter of Transmittal and any other documents required therein. Please contact the Merrill Lynch Response Center at (800) 637-7455, ext. 3975 as to any additional documents which may be required.

A. Procedures for Beneficial Owners Holding Shares Through Merrill Lynch or Other Brokers or Nominees.

If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares. You should contact such broker, dealer, commercial bank, trust company or other nominee in sufficient time to permit notification of your desire to tender to reach the Transfer Agent by the Expiration Date. No brokerage commission will be charged on the purchase of Shares by the Fund pursuant to the Offer. However, a broker or dealer may charge a fee for processing the transaction on your behalf. Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares pursuant to the Offer.

B. Procedures for Registered Stockholders.

If you will be mailing or delivering the Letter of Transmittal and any other required documents to the Transfer Agent in order to tender your Shares, they must be received on or prior to the Expiration Date by the Transfer Agent at its address set forth on page 2 of this Offer to Purchase.

Signatures on the Letter of Transmittal MUST be guaranteed by a member firm of a registered national securities exchange, or a commercial bank or trust company having an office, branch or agency in the United States, the existence and validity of which may be verified by the Transfer Agent through the use of industry publications. Notarized signatures are not sufficient.

Payment for Shares tendered and purchased will be made only after receipt by the Transfer Agent on or before the Expiration Date of a properly completed and duly executed Letter of Transmittal and any other required documents. If your Shares are evidenced by certificates, those certificates also must be received by the Transfer Agent on or prior to the Expiration Date.

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The method of delivery of any documents, including certificates for shares, is at the election and risk of the party tendering the shares. If documents are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested.

C. Determinations of Validity.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, whose determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund’s interpretations of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such times as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, its investment adviser and administrator, Fund Asset Management, L.P. (“FAM”), nor the Transfer Agent, nor any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

D. Tender Constitutes an Agreement.

A tender of Shares made pursuant to any one of the procedures set forth above will constitute an agreement between the tendering stockholder and the Fund in accordance with the terms and subject to the conditions of the Offer.

3. Contingent Deferred Sales Charge. The Fund will assess a Contingent Deferred Sales Charge on Shares accepted for purchase which have been held for less than three years. The charge will be paid to FAM Distributors, Inc. (the “Distributor”), an affiliate of FAM and the distributor of the Shares, to recover distribution expenses. The Contingent Deferred Sales Charge will be imposed on those Shares accepted for tender based on an amount equal to the lesser of the then current net asset value of the Shares or the cost of the Shares being tendered. Accordingly, the Contingent Deferred Sales Charge is not imposed on increases in the net asset value above the initial purchase price. In addition, the Contingent Deferred Sales Charge is not imposed on Shares derived from reinvestments of ordinary income or capital gain dividends. The Contingent Deferred Sales Charge imposed will vary depending on the length of time the Shares have been owned since purchase (separate purchases shall not be aggregated for these purposes), as set forth in the following table:

Year of Tender After Purchase	Contingent Deferred Sales Charge
First	3.0%
Second	2.0%
Third	1.0%
Fourth and following	0.0%

In determining whether a Contingent Deferred Sales Charge is applicable to a tender of Shares, the calculation will be determined in the manner that results in the lowest possible amount being charged. Therefore, it will be assumed that the tender is first of Shares acquired through dividend reinvestment and of Shares held for over three years and then of Shares held longest during the three-year period. The Contingent Deferred Sales Charge may be waived on Shares tendered following the death of all beneficial owners of such Shares, provided the Shares are tendered within one year of death (a death certificate and other applicable documents may be required) or if later, reasonably promptly following completion of probate, or in connection with involuntary termination of an account in which Fund Shares are held. At the time of acceptance of the Offer, the record or succeeding beneficial owner must notify the Transfer Agent either directly or indirectly through the Distributor that the Contingent Deferred Sales Charge should be waived. Upon confirmation of the owner’s entitlement, the waiver will be granted; otherwise, the waiver will be lost.

4. Withdrawal Rights. You may withdraw Shares tendered at any time prior to the Expiration Date and, if the Shares have not yet been accepted for payment by the Fund, at any time after June 11, 2001.

Stockholders whose accounts are maintained through Merrill Lynch should notify their Merrill Lynch Financial Advisor prior to the Expiration Date if they wish to withdraw Shares. Stockholders whose accounts are

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maintained through another broker, dealer, commercial bank, trust company or other nominee should notify such nominee prior to the Expiration Date. Stockholders whose accounts are maintained directly through the Transfer Agent should submit written notice to the Transfer Agent.

To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address set forth on page 2 of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn, and, if the certificates representing such Shares have been delivered or otherwise identified to the Transfer Agent, the name of the registered holder(s) of such Shares as set forth in such certificates and the number of Shares to be withdrawn. If the certificates have been delivered to the Transfer Agent, then, prior to the release of such certificate, you must also submit the certificate numbers shown on the particular certificates evidencing such Shares and the signature on the notice of the withdrawal must be guaranteed by an Eligible Institution. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund in its sole discretion, whose determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 2 “Procedure for Tendering Shares.”

5. Payment for Shares. For purposes of the Offer, the Fund will be deemed to have accepted for payment (and thereby purchased) Shares which are tendered as, if and when it gives oral or written notice to the Transfer Agent of its election to purchase such Shares.

Payment for Shares will be made promptly by the Transfer Agent to tendering stockholders as directed by the Fund. Certificates for Shares not purchased (see Section 1 “Price; Number of Shares” and Section 6 “Certain Conditions of the Offer”), or for Shares not tendered included in certificates forwarded to the Transfer Agent, will be returned promptly following the termination, expiration or withdrawal of the Offer, without expense to the tendering stockholder.

The Fund will pay all transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. The Fund will not pay any interest on the purchase price under any circumstances.

As noted above, Merrill Lynch may charge its customers a $5.35 processing fee to confirm a purchase of Shares from such customers pursuant to the Offer.

6. Certain Conditions of the Offer. The Fund shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or payment for Shares tendered, if: (1) such purchases would impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”) (which would cause the Fund’s income to be taxed at the corporate level in addition to the taxation of stockholders who receive dividends from the Fund); (2) the Fund would not be able to liquidate portfolio securities in a manner which is orderly and consistent with the Fund’s investment objective and policies in order to purchase Shares tendered pursuant to the Offer; or (3) there is, in the Board of Directors’ judgment, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased.

If the Fund determines to amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 14 “Extension of Tender Period; Termination; Amendments.”

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7. Purpose of the Offer. The Fund does not currently believe there will be an active secondary market for its Shares. The Board of Directors has determined that it would be in the best interest of stockholders for the Fund to take action to attempt to provide liquidity to stockholders. To that end, the Directors presently intend each quarter to consider the making of a tender offer to purchase the Shares at NAV. The Fund will at no time be required to make any such tender offer.

8. Certain Effects of the Offer. The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of stockholders who do not tender their Shares. If you retain your Shares, however, you will be subject to any increased risks that may result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares, including, for example, the potential for greater volatility due to decreased diversification and higher expenses. However, the Fund believes that those risks will be reduced to the extent new Shares of the Fund are sold. All Shares purchased by the Fund pursuant to the Offer will be retired by the Fund’s Board of Directors.

9. Source and Amount of Funds. The price to be paid by the Fund for shares tendered in the Offer will equal their NAV as of the close of the New York Stock Exchange on the Expiration Date, less any applicable Contingent Deferred Sales Charge. Based on the NAV on April 11, 2001, the aggregate purchase price if 3,000,000 Shares are tendered and accepted for payment pursuant to the Offer would be approximately $27.2 million. The Fund anticipates that the purchase price for any Shares acquired pursuant to the Offer will first be derived from cash on hand, and then from the proceeds from the sale of cash equivalents held by the Fund. Although the Fund is authorized to borrow money to finance the purchase of Shares pursuant to tender offers, the Board of Directors believes that the Fund currently has sufficient liquidity to repurchase the Shares without such borrowing. However, if, in the judgment of the Directors, there is not sufficient liquidity of the assets of the Fund to pay for tendered Shares, the Fund may, within the limits set forth in the Prospectus, borrow money as described above or may terminate the Offer.

10. Summary of Selected Financial Information. Set forth on the next page is a summary of selected financial information for the Fund for the fiscal years ended October 31, 1999 and 2000. The financial information for fiscal years 1999 and 2000 has been excerpted from the Fund’s audited financial statements. The Fund’s audited financial statements for the fiscal years ended October 31, 1999 and 2000 are included in the Fund’s 1999 and 2000 annual reports to shareholders, respectively, which are incorporated by reference herein. You may request a copy of either or both Annual Reports at no charge by calling 1-800-637-3863 between 8:00 a.m. and 8:00 p.m. on any business day. The summary of selected financial information on the next page is qualified in its entirety by reference to such Annual Reports and the financial information, the notes thereto and related matter contained therein.

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SUMMARY OF SELECTED FINANCIAL INFORMATION (in 000’s except per share data and ratios)

	For the Year Ended October 31,
	2000	1999
INCOME STATEMENT
Investment income	$ 9,185	$ 9,954

Total expenses before reimbursement	1,870	2,169
Reimbursement of expenses	(149)	(171)

Total expenses after reimbursement	1,721	1,998

Investment income—net	$ 7,464	$ 7,956

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS—NET
Realized loss on investments—net	$ (7,858)	$ (3,964)

Change in unrealized depreciation on investments—net	$ 6,239	$ (16,190)

ASSETS, LIABILITIES AND CAPITAL
Total assets	$130,762	$163,142
Total liabilities	468	2,968

Net assets	$130,294	$160,174

Net assets, net of Preferred Stock	$ 85,394	$102,174

Preferred Stock outstanding	$ 44,900	$ 58,000

Net asset value per share of common stock	$ 8.75	$ 8.89

Shares of common stock outstanding	9,756	11,499
FINANCIAL HIGHLIGHTS
Per Share Operating Performance:
Investment income—net	$ .72	$ .71
Realized and unrealized gain (loss) on investments—net	$ (.14)	$ (1.75)
Dividends from investment income to common shareholders—net	$ (.49)	$ (.58)
Distributions in excess of realized gain on investments to common shareholders—net	$ —	$ (.27)
Ratios Based on Total Average Net Assets*†:
Total expenses, net of reimbursement	1.15%	1.17%
Total expenses	1.25%	1.27%
Total investment income—net	4.99%	4.66%
_________
* Does not reflect the effect of dividends to Preferred Stock Shareholders.
† Includes Common and Preferred Stock average net assets.

11. Certain Information About the Fund. The Fund was incorporated under the laws of the State of Maryland on July 13, 1994 and is a non-diversified, continuously offered, closed-end, management investment company registered under the 1940 Act. The investment objective of the Fund is to provide stockholders with high current income exempt from Federal income taxes by investing primarily in a portfolio of long-term investment grade municipal obligations the interest on which is exempt from Federal income taxes in the opinion of bond counsel to the issuer. The Fund seeks to achieve its objective by investing at least 80% of its assets, except during temporary defensive periods, in a portfolio of obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities paying interest that, in the the opinion of bond counsel to the issuer, is exempt from Federal income taxes. FAM, an affiliate of Merrill Lynch, acts as investment adviser and administrator for the Fund.

There have not been any transactions involving the Shares of the Fund that were effected during the past 60 business days by the Fund, any executive officer or Director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary

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of any of the foregoing including any executive officer or director of any such subsidiary, except that within the past 60 business days pursuant to the public offering of its Shares the Fund has sold 47,129 Shares at a price equal to NAV on the date of each such sale.

     The principal executive offices of the Fund are located at 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

12. Additional Information. The Fund has filed an issuer tender offer statement on Schedule TO with the SEC which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Room 3190, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a web site (http://www.sec.gov) that contains the Fund’s Schedule TO and other information regarding the Fund.

13. Certain Federal Income Tax Consequences. The following discussion is a general summary of the Federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax adviser for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

The sale of Shares pursuant to the Offer will be a taxable transaction for Federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares under Section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the stockholder, (b) results in a “complete redemption” of the stockholder’s interest in the Fund, or (c) is “not essentially equivalent to a dividend” with respect to the stockholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the stockholder’s proportionate interest in the Fund after all shares are tendered. A “complete redemption” of a stockholder’s interest generally requires that all Shares directly owned or attributed to such stockholder under Section 318 of the Code be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the stockholder’s interest, which should be the case if the stockholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund.

If the sale of your Shares meets any of these three tests for “sale or exchange” treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares sold. Such gain or loss will be a capital gain or loss if the Shares sold have been held by you as a capital asset. In general, capital gain or loss with respect to Shares sold will be long-term capital gain or loss if the holding period for such Shares is more than one year. The maximum capital gains rate applicable to such a sale of Shares would be 20%.

If none of the Code Section 302 tests described above is met, you may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the Shares. The tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by you. In addition, if the sale of Shares pursuant to the Offer is treated as a “dividend” to a tendering stockholder, a constructive dividend under Code Section 305(c) may result to a non-tendering stockholder whose proportionate interest in the earnings and assets of the Fund has been increased as a result of such tender.

Accordingly, the differentiation between “dividend” and “sale or exchange” treatment is important with respect to the amount and character of income that tendering stockholders are deemed to receive. In addition, while the marginal tax rates for dividends and capital gains remain the same for corporate stockholders, under the Code the top income tax rate on ordinary income of individuals (39.6%) will exceed the maximum tax rate on capital gains (20%).

In the event that the sale of Shares by a corporate stockholder pursuant to the Offer is treated as a dividend, the corporate stockholder may be entitled to claim a “dividends received deduction” on the cash received, which ordinarily would be 70% of such dividend. However, corporate stockholders should consult their tax advisers about certain provisions of the Code that may affect the dividends received deduction.

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The Transfer Agent will be required to withhold 31% of the gross proceeds paid to a stockholder or other payee pursuant to the Offer unless either: (a) the stockholder has provided the stockholder’s taxpayer identification number/social security number, and certifies under penalties of perjury: (i) that such number is correct, and (ii) either that (A) the stockholder is exempt from backup withholding, (B) the stockholder is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the stockholder that the stockholder is no longer subject to backup withholding; or (b) an exception applies under applicable law and Treasury regulations. Foreign stockholders may be required to provide the Transfer Agent with a completed Form W-8BEN, available from the Transfer Agent, in order to avoid 31% backup withholding.

Unless a reduced rate of withholding or a withholding exemption is available under an applicable tax treaty, a stockholder who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such stockholder, if the proceeds are treated as a “dividend” under the rules described above. Foreign stockholders should consult their tax advisers regarding application of these withholding rules.

14. Extension of Tender Period; Termination; Amendments. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by making a public announcement thereof. In the event that the Fund so elects to extend the tender period, the NAV for the Shares tendered will be determined as of the close of business of the New York Stock Exchange on the Expiration Date, as extended. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Shares, and (b) amend the Offer in any respect by making a public announcement. Such public announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Shares tendered as of that date. Without limiting the manner in which the Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13e-4(e)(2) under the 1934 Act), the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release to the Dow Jones News Service.

15. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable tender offer rules, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer. In any jurisdiction the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund’s behalf by Merrill Lynch.

MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.

April 16, 2001

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